Exhibit 99.1

Draganfly Announces Effective Date of Share Consolidation

Vancouver, BC. August 23, 2024 – Draganfly Inc. (NASDAQ: DPRO) (CSE: DPRO) (FSE: 3U8) (“Draganfly” or the “Company”), an award-winning, industry-leading drone solutions and systems developer, announces that the board of directors of the Company (the “Board”) has approved the consolidation of its issued and outstanding common shares (“Common Shares”) on the basis of one post-consolidated Common Share for every 25 pre-consolidated Common Shares (the “Consolidation”). The Consolidation is being implemented to ensure that the Company complies with the listing requirements of the Nasdaq.

The Board has set September 3, 2024 as the effective date of the Consolidation and expects the Common Shares to trade on a post-consolidated basis at market open on September 3, 2024 (the “Effective Date”), subject to final confirmation from the Canadian Securities Exchange (the “CSE”) and the Nasdaq. Upon completion of the Consolidation, the CUSIP and ISIN of the Common Shares will be changed to 26142Q304 and CA26142Q3044 respectively. The Company’s name and stock symbols will remain unchanged upon completion of the Consolidation.

After giving effect to the Consolidation, the Common Shares will be reduced from 87,166,435 to 3,486,658 Common Shares. No fractional Common Shares will be issued pursuant to the Consolidation and any fractional shares that would otherwise be issued will be rounded up to the nearest whole number. The exercise price and/or conversion price and number of Common Shares issuable under any of the Company’s outstanding convertible securities will be proportionately adjusted in connection with the Consolidation.

Shareholders of record as of the Effective Date will receive a letter of transmittal from Endeavour Trust Corporation, the Company’s registrar and transfer agent for the Common Shares, providing instructions for the exchange of their Common Shares as soon as practicable following the Effective Date. Shareholders may also obtain a copy of the letter of transmittal by accessing the Company’s SEDAR+ profile at www.sedarplus.ca or the Company’s EDGAR profile at www.sec.gov. Until surrendered, each share certificate or direct registration system statement representing pre-Consolidation Common Shares will be deemed for all purposes to represent the number of whole Common Shares to which the holder thereof is entitled as a result of the Consolidation. Beneficial holders who hold their Common Shares through intermediaries (e.g., a broker, bank, trust company investment dealer or other financial institution) and who have questions regarding how the Consolidation will be processed should contact their intermediaries with respect to the Consolidation.

For more information on the anticipated effects of the Consolidation, visit https://investor.draganfly.com/wp-content/uploads/2024/08/Draganfly-Share-Consolidation-QA-1v1.pdf

About Draganfly

Draganfly Inc. (NASDAQ: DPRO; CSE: DPRO; FSE: 3U8) is the creator of quality, cutting-edge drone solutions, software, and AI systems that revolutionize the way organizations can do business and service their stakeholders. Recognized as being at the forefront of technology for over 24 years, Draganfly is an award-winning industry leader serving the public safety, public health, mining, agriculture, industrial inspections, security, mapping, and surveying markets. Draganfly is a company driven by passion, ingenuity, and the need to provide efficient solutions and first-class services to its customers around the world with the goal of saving time, money, and lives.

For more information on Draganfly, please visit us at www.draganfly.com.

For additional investor information, visit https://www.thecse.com/en/listings/technology/draganfly-inc, https://www.nasdaq.com/market-activity/stocks/dpro or https://www.boerse-frankfurt.de/equity/draganfly-inc-1.

Media Contact

Erika Racicot

Email: media@draganfly.com

Company Contact

Email: info@draganfly.com

Forward-Looking Statements

This release contains certain “forward looking statements” and certain “forward-looking information” as defined under applicable Canadian securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, ”estimate”, “anticipate”, “believe”, “continue”, “plans” or similar terminology. Forward-looking statements included in this news release include, but are not limited to statements about: the timing and completion of the Consolidation; the expected Effective Date of the Consolidation; the treatment of any fractional Common Shares in connection with the Consolidation; the timing of and receipt of regulatory approval for the Consolidation; the Company’s ability to meet the listing requirements of the CSE and NASDAQ; the new CUSIP and ISIN of the Common Shares following the Consolidation; the anticipated effects of the Consolidation as detailed in the consolidation Q&A; and shareholders receiving a letter of transmittal.

Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of the Company to control or predict, that may cause the Company’s actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out here in, including but not limited to: the financial condition, the successful integration of technology, the inherent risks involved in the general securities markets; uncertainties relating to the availability and costs of financing needed in the future; the inherent uncertainty of cost estimates and the potential for unexpected costs and expenses, currency fluctuations; regulatory restrictions, liability, competition, loss of key employees and other related risks and uncertainties disclosed under the heading “Risk Factors” in the Company’s most recent filings filed with securities regulators in Canada on the SEDAR+ website at www.sedarplus.ca. The Company undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents managements’ best judgment based on information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.